[DECHERT LLP LETTERHEAD]

February 26, 2010

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	RUSSELL INVESTMENT COMPANY, FILE NOS. 002-71299 and 811-3153

Dear Sir or Madam:

Included herewith for filing on behalf of Russell Investment Company (the “Trust”), pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), is one copy, including exhibits, of Post-Effective Amendment No. 132 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), marked to indicate the changes effected in the Registration Statement by the Amendment.

The Amendment contains five prospectuses and two statements of additional information for thirty-one of the series of the Trust.

Pursuant to Rule 485(b), the Trust has designated on the facing sheet to the Registration Statement that the Amendment become effective on March 1, 2010. No fees are required in connection with this filing.

The undersigned hereby represents that the Amendment does not contain disclosures that would render it ineligible to become effective under Rule 485(b) under the 1933 Act. Please contact me at (617) 728-7135 or John V. O’Hanlon, Esq. at (617) 728-7111 with any comments or questions concerning this Amendment.

Very truly yours,

/s/ Jill Damon
Jill Damon

cc: John V. O’Hanlon, Esq.

Russell Investment Company

909 A Street

Tacoma, Washington 98402

February 26, 2010

VIA EDGAR CORRESPONDENCE

Kimberly Browning, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Russell Investment Company

Securities Act File No. 002-71299

Investment Company Act File No. 811-3153

Dear Ms. Browning:

In connection with your recent review of Post-Effective Amendment No. 128 (“PEA 128”) filed by Russell Investment Company (“Trust”) on December 1, 2009, the undersigned hereby acknowledges on behalf of the Trust that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure contained in PEA 128 and Post-Effective Amendment No. 132 filed by the Trust on February 26, 2010;

•

Comments of the staff of the Securities and Exchange Commission (“SEC Staff”), if any, or changes to disclosure in response to SEC Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and

•	the Trust may not assert SEC Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Trust.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Mary Beth Rhoden
Mary Beth Rhoden
Assistant Secretary
Russell Investment Company

200 Clarendon Street 27th Floor Boston, MA 02116-5021 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com

AMY MCDONALD amy.mcdonald@dechert.com +1 617 728 7103 Direct +1 617 275 8420 Fax

February 26, 2010

Kimberly Browning, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prospectuses and SAIs Contained in Post Effective Amendment No. 128 to the Registration Statement of Russell Investment Company Filed on December 1, 2009

Dear Ms. Browning:

Pursuant to your request, this letter responds to comments you provided to Gared Schneberger and me and in a telephonic discussion on Wednesday, January 27, 2010 regarding the prospectuses and SAIs contained in Post-Effective Amendment No. 128 to the Registration Statement for Russell Investment Company (the “Trust” or the “Registrant”) filed with the Securities and Exchange Commission on December 1, 2009. Summaries of the comments, and our responses thereto, are provided below.

Response to Comments

Capitalized terms have the same meaning as defined in the prospectuses and SAIs unless otherwise indicated.

1.	Comment:	Please file the Tandy representations via EDGAR Correspondence in regard to this post effective amendment.

	Response:	The requested actions will be taken.

2.	Comment:

In the Fees and Expenses of the Fund section, please delete the second paragraph of the introduction and put this information after Item 8.

Generally, please follow the format of Form N-1A and do not include information unless it is allowed by the Form.

US Austin Boston Charlotte Hartford New York Newport Beach Philadelphia Princeton San Francisco Silicon Valley Washington DC

EUROPE Brussels London Luxembourg Munich Paris ASIA Beijing Hong Kong

	Response:	In response to this comment, the requested disclosure has been moved.

3.	Comment:	In the Annual Fund Operating Expenses table, as a suggestion, please add a footnote that explains what “Acquired (Underlying) Fund Fees and Expenses” are, in order to help investors understand what is included in Acquired Fund Fees and Expenses.

	Response:	We believe that the disclosure complies with Form N-1A and therefore we respectfully decline to add the suggested disclosure.

4.	Comment:	With respect to the Annual Fund Operating Expenses tables, please note our objection to filing the tables and footnotes in the 485(a) filing without numbers. We believe that it is not appropriate to complete information required in a fee table in a 485(b) filing.

	Response:	Registrant typically files the 485(a) filing in early December. The staff generally provides comments on the filing to Registrant approximately 45 days after the filing – typically in mid-January. Given the printing schedule for the prospectus, registrant must finalize the prospectus by the second week in February. Complete and accurate data for the expense tables is generally not available until early January, after the audit of the financial statements from which the data is derived is completed. If registrant were to wait until that data is available to file the 485(a) filing, there would not be sufficient time for staff review or for registrant to respond to the staff’s comments on the filing before the prospectus must be finalized. As a result, it has been registrant’s practice to file the 485(a) filing without the expense table completed. We note that many other fund groups take a similar approach, presumably because they face similar time constraints. We would be available to discuss this process and time constraints with the staff.

5.	Comment:	In the Annual Fund Operating Expenses table, please include the footnote to the Fee Waivers and Expense Reimbursements line item that explains the fee waivers. Indicate that waivers can be terminated only by the board, that waivers must be a duration of at least one year, if there are any carve-outs, any recoupments, etc. If fee waivers are not contractual, then the line item should be deleted.

	Response:	The requested footnote has been added to the Annul Fund Operating Expenses tables.

6.	Comment:	For funds of funds, in the Portfolio Turnover sections, please consider adding portfolio turnover of the top tier funds.

	Response:	We respectfully decline to add portfolio turnover for the top tier funds. We do not believe that the portfolio turnover of the Funds of Funds would be a useful metric for investors to consider in making investment decisions. The relevant cost of turnover is incurred at the Underlying Fund level.

7.	Comment:

In the Management section, the first sentence of the first paragraph should be deleted. The second sentence should be kept. The rest of the information in the first paragraph should be deleted or moved after Item 8.

In general, please follow the Form and only include disclosure called for by a particular item, unless the instructions to the item specifically allow additional disclosure.

	Response:	In response to this comment we have deleted the requested disclosure.

8.	Comment:	In the Performance section, the first paragraph in the # footnote should be deleted, or the information should be put into captions in the table. The second paragraph of the footnote should be adjacent to the table, but not a footnote to the table.

	Response:	In response to this comment we have moved the referenced disclosure to the Performance section introductory paragraph.

9.	Comment:

In the Additional Information section, for the purchase and sale information, please confirm that Shares are only available for purchase and redemption through financial intermediaries and that investors cannot purchase or redeem Shares directly from the Funds.

If Shares are available for purchase and redemption directly from the Funds, please include information on the proper form for purchase and redemption orders.

	Response:	We can confirm that Shares are only available for purchase and redemption through financial intermediaries.

Please call me at (617) 728-7103 or John V. O’Hanlon at (617) 728-7111 if you have any questions.

Sincerely,

/s/ Amy McDonald

cc:	John V. O’Hanlon
Mary Beth Rhoden